UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE 120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(713) 857-8142

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Note Regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA.

CW Petroleum Corp, a Wyoming corporation (the “Company”), increased its first 6-months sales to $4.2 Million in 2021 vs $3.4 Million in 2020.

The Company is continuing its’ efforts to raise capital through a recently Qualified Reg-1A offering in order to expand its markets throughout the U.S. and qualify to be listed on the NASDAQ.

In addition, the Company is continuing to work with a Global Investment Bank to raise capital.

Under the Reg A rules for financial reporting, the Company is obligated to file unaudited semi-annual and audited annual financial statements.

Due to the high working capital requirements for the acquisition of inventory over the last few years, the company’s growth has been limited. With the potential of additional capital from the Reg 1-A and recent marketing efforts, management believes that the company will be on track to expand its’ sales of Biodiesel, Gasoline, Diesel Fuel, and Specialty Fuel Blends utilizing the company’s own trucking operation and the various Pipelines on which it is approved to ship refined products.

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. Such forward-looking statements contained in this annual report involve risks and uncertainties, including statements as to:

●	our future operating results;

●	our business prospects;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved;

●	the adequacy of our cash resources and working capital, and

●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this Semiannual Report on Form 1-SA. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this Semiannual Report on Form 1-SA and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provide information which management believes to be relevant to an assessment and understanding of the results of operations and financial condition of CW Petroleum Corp, a Wyoming corporation (the “Company”). This discussion should be read together with the Company’s financial statements and the notes to financial statements, which are included in this Semiannual Report on Form 1-SA.

Results of Operations for the Six Months Ended June 30, 2021 and June 30, 2020

Our sales were $4.2 million for the six months ended June 30, 2021, vs. $3.4 million for the six months ended June 30, 2020.

We had profits of $20,949 and an EBITDA of $124,111 for the six months ended June 30, 2021.

Our revenue for the six months ended June 30, 2021, was $4,188,152 million, a 21% increase from the six months ended June 30, 2020, revenue of $3,462,230 million. We recognized $0 in bonuses or rebates, which we recorded as part of other income in the six months ended June 30, 2021, as opposed to $107,017 in the six months ended June 30, 2020.

Cost of revenue amounted to $3,537,610 for the six months ended June 30, 2021, a 26% increase from the prior six months ended June 30, 2020, total of $2,798,600 resulting, in part, from the increase in sales.

Our gross margin on total costs of revenue amounted to approximately $650,542 in the six months ended June 30, 2021, a 2% decrease from the prior six months ended June 30, 2020, total of approximately $663,630.

For the six months ended June 30, 2021, we produced net income of $20,949, an 83% decrease from the six months ended June 30, 2020, net income of $122,073, resulting primarily from the increase in the cost of oil.

On March 30, 2021, we announced its REG A+ Tier 2 offering statement was qualified by the U.S. Securities and Exchange Commission. We will now be able to go ahead with our plan to offer as much as $50,000,000 of our common stock to qualified investors at a $0.75 per share. As of June 30, 2021, we have sold 43,333 shares for $31,900 related to this offering.

All proceeds of the offering will be used to continue with our business plan as follows:

First: introducing our Proprietary EPA-approved Reformulated “No Ethanol” Gasoline into the North Eastern U.S. and Midwest.

Second: the expansion of our Refined Products Trading across all USA Refined Products Pipelines we are currently approved to ship on and other trading platforms.

Third: the expansion of sales of Biodiesel, Renewable Diesel Fuel, and Renewable Gasoline as part of our “Green Renewable Fuels Program.”

Fourth: the rapid acquisition of Convenience Stores to become a fully-integrated oil company and capture all profits from the Refinery to the Retail Customer. We engaged a Real Estate Agency to search for possible locations to build our own Convenience stores.

Our long-term goal is be listed on the NASDAQ so we can provide greater market exposure for our shareholders.

We have engaged a global investment bank to raise capital to expand our nationwide growth.

Due to the high working capital requirements for the acquisition of inventory over the last few years, our growth has been limited. With the potential of additional capital from our offering and recent marketing efforts, our management believes that we will be on track to expand our sales of Biodiesel, Gasoline, Diesel Fuel, and Specialty Fuel Blends utilizing our own trucking operation and the various pipelines on which we are approved to ship refined products.

Liquidity

We have no committed sources of funds and will be dependent on funds provided or obtained by the existing shareholders until other sources of funds are obtained. The existing shareholder’s ability to provide funds is limited. All funding to date has been provided by the shareholders, operations and equipment financing.

On June 30, 2021, our cash balance amounted to approximately $379,407 compared to approximately $552,844 as of June 30, 2020. Our net working capital has increased by approximately $397,203.

Cash Flow

Cash generated from operations for the six months ended June 30, 2021, amounted to $199,205, a 18% decrease from the six months ended June 30, 2020, total of $242,572. This decrease resulted primarily from a decrease in accounts receivable and net income.

During the six months ended June 30, 2021, our cash used in investing activities was $(400), a 78% increase from the six months ended June 30, 2020, total of $(1,844), due to cash paid for more fixed assets in 2020.

Cash used in financing activities for the six months ended June 30, 2021, was $(391,615) due to the deferred offering costs and debt payments on installment notes on transportation equipment offset by proceeds from the issuance of common stock. Cash used in financing activities for the six months ended June 30, 2020, was $304,369 due to debt proceeds from installment notes on transportation equipment.

Trends

Our only trend information relates to the price of oil. We have a limited capacity of inventory storage and containment facilities which limited our revenue capacity. Therefor increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Critical Accounting Policies

The following are deemed to be the most significant accounting estimates affecting us and our results of operations:

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Seasonality

We do not expect a lot of seasonality affecting our business. However, December is likely to have somewhat lower sales than other months.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 2.	Other Information

None.

Item 3.	Financial Statements

CW PETROLEUM CORP

Index to Consolidated Financial Statements

June 30, 2021

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

(Unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash	$379,407	$572,217
Accounts receivable
Trade, net	277,762	74,603
Inventory	127,607	127,607
Deferred offering costs	560,014	350,008
Other current assets	8,300	8,300
Total current assets	1,353,090	1,132,735
Property and equipment, net	443,951	449,136
Other assets	13,820	10,026
Total assets	$1,810,861	$1,591,897

LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$312,221	$220,396
Short term notes payable – related party	295,000	295,000
Current maturities of long-term debt	67,539	125,744
Total current liabilities	674,760	641,140
Long-term debt, net	417,162	494,673
Total liabilities	$1,091,922	$1,135,813
Shareholders’ equity (deficit)
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 13,347,398 and 13,304,065 issued and outstanding as of June 30, 2021, and December 31, 2020, respectively.	1,335	1,331
Stock payable	300	300
Additional Paid-in capital	926,566	684,664
Accumulated deficit	(205,862)	(226,811)
Total shareholders’ equity (deficit)	718,939	456,084
Total liabilities and shareholders’ equity (deficit)	$1,810,861	$1,591,897

The accompanying notes are an integral part of these financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended
	June 30, 2021	June 30, 2020
Operations
Revenue
Fuel sales	$4,188,152	$3,355,213
Bonuses and rebates	-	107,017
Total revenue	4,188,152	3,462,230
Cost of revenue
Cost of fuel sold	3,370,156	2,640,130
Freight	110,079	100,450
Transport costs	57,375	58,020
Total cost of revenue	3,537,610	2,798,600
Margin on operations	650,542	663,630
Gain on sale of asset	-	1,121
Operating expenses	598,106	509,810
Earnings (loss) from operations	52,436	154,941
Other expense, net	31,487	30,373
Income before income taxes	20,949	124,568
Income tax recovery
Current	-	2,495
Net income	$20,949	$122,073
Earnings Per Share
Weighted average shares outstanding	13,323,306	12,973,500
Basic and fully diluted loss per share	$0.00	$0.01

The accompanying notes are an integral part of these financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

Six Months Ended June 30, 2021

	Common Stock		Preferred Stock		Treasury	Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Stock	Capital	Payable	Deficit	Total
Balance December 31, 2020	13,304,065	$1,331	1,000,000	$100	$(3,500)	$684,664	$300	$(226,811)	$456,084
Shares issued for cash	43,333	4	-	-	-	31,896	-	-	31,900
Shares issued for services	-	-	-	-	-	210,006	-	-	210,006
Net income for the year ended June 30, 2021	-	-	-	-	-	-	-	20,949	20,949

Balance June 30, 2021	11,698,500	$1,335	1,000,000	$100	$(3,500)	$926,566	$300	$(205,862)	$718,939

Six Months Ended June 30, 2020

	Common Stock		Preferred Stock		Treasury	Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Stock	Capital	Payable	Deficit	Total
Balance December 31, 2019	12,973,500	$1,297	1,000,000	$100	$-	$404,690	$300	$(333,650)	$72,737
Repurchase of common stock	-	-	-	-	(3,500)	-	-	-	(3,500)
Net income for the year ended June 30, 2020	-	-	-	-	-	-	-	122,073	122,073

Balance June 30, 2020	12,973,500	$1,297	1,000,000	$100	$(3,500)	$404,690	$300	$(211,577)	$191,310

The accompanying notes are an integral part of these financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

(Unaudited)

	For the Six Months Ended
	June 30, 2021	June 30, 2020
Cash flows from operating activities
Net income	$20,949	$122,073
Depreciation	83,378	80,552
Gain on sale of asset	-	(1,121)
Bade debt expense	17,394	-
Services paid for with shares	210,006	-
Changes in
Accounts receivable	(220,553)	(3,869)
Other current assets	-	(70,000)
Accounts payable and accrued expenses	91,825	117,466
Other assets	(3,794)	(2,529
Net cash provided by operations	199,205	242,572
Cash flows from investing activities
Acquisition of property and equipment	(400)	(4,995)
Cash received from sale of fixed assets	-	3,151
Net cash used in investing activities	(400)	(1,844)
Cash flows from financing activities
Purchase of treasury stock	-	(3,500)
Proceeds from issuance of common stock	31,900	-
Deferred offering costs	(210,006)	-
Debt proceeds	-	150,000
Debt payments	(213,509)	(82,859)
Cash flows used in financing activities	(391,615)	63,641
Net (decrease) increase in cash and cash equivalents	(192,810)	304,369
Cash and cash equivalents
Beginning of year	572,217	248,475
End of year	$379,407	552,844
Supplemental disclosures
Cash paid for interest	$(19,784)	(11,703)
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$77,793	-

The accompanying notes are an integral part of these financial statements

F-5

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2021

(Unaudited)

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets as of June 30, 2021, and December 31, 2020, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information, the instructions to Form 1-SA and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited, consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2021, and the cash flows and results of operations for the six-month periods ended June 30, 2021, and 2020. Such adjustments consisted only of normal recurring items. The results of operations for the six-month periods ended June 30, 2021, and 2020 are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accounting policies followed by the Company are set forth in Note 1 to the Company’s consolidated financial statements contained in the Company’s Offering Statement (Regulation A) on Form 1-K filed on April 30, 2021, and it is suggested that these interim consolidated financial statements be read in conjunction therewith.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

F-6

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2021

(Unaudited)

Note 2 - Accounts Receivable

CW has accounts receivable of $277,762 and $74,603, net of an allowance for bad debt of $23,118 and $8,118, as of June 30, 2021, and December 31, 2020, respectively. Accounts receivables are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	June 30, 2021	December 31, 2020
Balance as of beginning of period	$8,118	$23,118
Charges to provision for bad debt	17,394	(15,000)
Balance as of end of period	$25,512	$8,118

Note 3 – Inventories

Inventories as of June 30, 2021, and December 31, 2020, consists of the following:

Description	June 30, 2021	December 31, 2020
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

F-7

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2021

(Unaudited)

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2021, and December 31, 2020, consist of the following:

Description	June 30, 2021	December 31, 2020
Furniture, fixtures and equipment	$17,932	$17,932
Transportation equipment	1,097,523	1,019,330
Total property cost	$1,115,455	$1,037,262
Accumulated depreciation	671,504	588,126
Property and equipment, net	$443,951	$449,136

For the six months ended June 30, 2021, and 2020, CW recorded depreciation expense of $83,378 and $80,552, respectively. We acquired equipment of $78,193 and $4,995 during the six months ended June 30, 2021, and 2020, respectively.

Note 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 7.98% and 6.98% as of June 30, 2021, and December 31, 2020, respectively. The terms of these notes range from 36 to 72 months and average 59. Total monthly payments under these notes amounted to $8,191 and $12,956 as of June 30, 2021, and December 31, 2020, respectively.

During the six months ended June 30, 2021, CW acquired notes of $77,793 for property and equipment and made repayments of $213,508 and acquired notes of $0 for property and equipment and made repayments of $82,859 during the six months ended June 30, 2020.

Economic Injury Disaster Loan

On May 31, 2020, The Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program considering the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $150,000, with proceeds to be used for working capital purposes. The Company has secured an EIDL loan in the amount of $150,000. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 31, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $2,000 advance, which does not have to be repaid. This loan has been fully repaid as of June 30, 2021.

F-8

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2021

(Unaudited)

As of June 30, 2021, the aggregate annual maturities of debt are as follows:

Six Months Ended June 30, 2021	Amount
2021	$67,539
2022	129,549
2023	100,525
2024	88,768
2025	61,935
Thereafter	36,386
Total	$484,701

Note 6 – Related Party Transactions

Short term notes payable includes $295,000 and $295,000 as of June 30, 2021, and 2020, respectively of noninterest-bearing loans from related parties. Interest expense of $11,703 and $11,703 was accrued for the six months ended June 30, 2021, and 2020.

The Company leases land for storage of transportation equipment on a month-to-month lease from its President for $1,500 per month.

Note 7 – Concentrations

Accounts receivable as of June 30, 2021, are concentrated among three customers representing 58%, 10% and 10% of accounts receivable. As of December 31, 2020, three customers make up 75%, 14% and 11% of accounts receivable.

Revenue includes a significant concentration among customers for the six-month ended June 30, 2021, in which one customer represent 86% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2020, in which one customer represent 80% of revenue.

Note 8 – Subsequent Events

Subsequent events have been evaluated through September 15, 2021, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-9

Item 4.	Exhibits

Index to Exhibits

Exhibit Number	Exhibit Description
2.1**	Articles of Incorporation
2.2**	Amendment to Articles of Incorporation
2.3*	By-Laws
4.1**	Subscription Agreement
14.1*	Code of Ethics

* Previously filed on Post-Qualification Amendment No. 1 filed on September 30, 2019.

** Previously filed on Form 1-A filed on February 9, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW Petroleum Corp

Date:	September 15, 2021	By:	/s/ Christopher Williams
Christopher Williams, Chief Executive Officer and President (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Williams	President, CEO, Secretary, Director	September 15, 2021
Christopher Williams	(Principal Executive Officer)